UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-131857

Lightspace Corporation
 (Exact name of registrant as specified in its charter)

383 Dorchester Ave, Suite 220, Boston, MA 02127
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1)	[_]
Rule 12g-4(a) (2)	[_]
Rule 12h-3(b) (1) (i)	[X]
Rule 12h-3(b) (1) (ii)	[_]
Rule 15d-6	[_]

Approximate number of holders of record as of the certification or notice date: 235

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Mizati Luxury Alloy Wheels, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2009	By:	/s/ Gary Florindo
President and CEO